X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

02 AUG 15 AM 10: 01

July 30, 2002

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

02049253

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated July 30, 2002).

Thank you.

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 8/21

X-Cal Resources Ltd.

TSE/XCL **July 30, 2002**

News Release

Sleeper Due Diligence Report Imminent

A geological due diligence report on the 30 square mile Sleeper Gold Project, located in Humboldt County, Nevada is being completed at this time.

The report will be delivered to Dundee Securities and X-Cal Resources Ltd.

The senior geologists conducting the due diligence are Larry Kornze and Jeffrey Phinisey. Their in depth resumes can be reviewed upon request in conjunction with their pending report.

Mr. Kornze was with Barrick Gold from 1985 to 2001, during the acquisition of the Goldstrike Property and has earned considerable credit for the making of that very productive mine. Goldstrike Exploration discovered more than 40 Million ounces of gold (Betze, Miekle, Deepstar, Screamer and Rodeo Deposits). His credentials as an economic geologist are respected.

Mr. Phinisey also has solid Nevada geologic credentials, with over 25 years of exploration experience, much of it in Nevada's Great Basin replacing reserves for major companies.

The report will assist analysts to assess the Sleeper Gold Project and its importance to the Nevada gold industry. X-Cal Resources Ltd. has consistently stated that the Sleeper Gold Project data demonstrates a large gold system, with one of the highest grade histories in the State to be evident within the 20,000 acre gold property.

The due diligence report will form a part of a set of documents listed in the X-Cal News Release of July 22, 2002.

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.